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                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549


                                  SCHEDULE 13G

                                  OMB APPROVAL
                         ----------------------------
                         OMB Number: 3235-0145
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                   Under the Securities Exchange Act of 1934

                             (Amendment No.    )*
                                            ----

                              Fifth Third Bancorp
--------------------------------------------------------------------------------
                                (Name of Issuer)


                        Common Stock, without Par Value
--------------------------------------------------------------------------------
                         (Title of Class of Securities)


                                   316773100
                          ---------------------------
                                 (CUSIP Number)


Check the following box if a fee is being paid with this statement [ ]. (A fee is not required only if the filing person: (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in Item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of five percent or less of such class.) (See Rule 13d-7).

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).


SEC 1745 (10/88)                Page 1 of 5 pages



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
-------------------------------------------------                                          -----------------------------------------
             CUSIP NO. 316773100                                     13G                     Page    2    of    5    Pages
                       ----------                                                                 -------    -------
-------------------------------------------------                                          -----------------------------------------

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
    1       NAME OF REPORTING PERSON
            S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

                      Fifth Third Bancorp
                        31-0854434
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    2       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                                                              (a) [x]

                                                                                                              (b) [ ]
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    3       SEC USE ONLY


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    4       CITIZENSHIP OR PLACE OF ORGANIZATION

                      United States of America (Ohio corporation)
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                                          5      SOLE VOTING POWER
             NUMBER OF                           As to all matters, including election of directors 2,688,044
              SHARES                             As to all matters, other than election of directors 736,175
           BENEFICIALLY
             OWNED BY               ------------------------------------------------------------------------------------------------
               EACH                       6      SHARED VOTING POWER
             REPORTING                           As to all matters, including election of directors 1,968
              PERSON
               WITH                 ------------------------------------------------------------------------------------------------
                                          7      SOLE DISPOSITIVE POWER

                                                           4,251,160
                                    ------------------------------------------------------------------------------------------------
                                          8      SHARED DISPOSITIVE POWER

                                                           791,404
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    9       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                                5,417,489
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   10       CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN
            SHARES* 6,373,117 shares, with respect to which the reporting person has neither voting nor dispositive rights, are excluded

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   11       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

                              3.49%
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   12       TYPE OF REPORTING PERSON*
            Holding company as defined in Section 240.13d-1(b) (ii) (G) of the Exchange Act Rules

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


                      *SEE INSTRUCTION BEFORE FILLING OUT!


                               Page 2 of 5 pages


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FIFTH THIRD BANCORP                                                  Page 3 of 5
316773100

Item 1 (a)      Name of Issuer:

                     Fifth Third Bancorp

       (b)      Address of Issuer's Principal Executive Office:

                     38 Fountain Square Plaza
                     Cincinnati, Ohio  45263

Item 2 (a)-(c)  Names, Addresses & Citizenship of Persons Filing:

                     Fifth Third Bancorp
                     38 Fountain Square Plaza
                     Cincinnati, Ohio  45263

       (d)      Title of Class of Securities:

                Common Stock, without par value

Item 2 (e)      CUSIP Number:

                316773100

Item 3 Fifth Third Bancorp is filing as a parent holding company in accordance with Section 240.13d-1 (b)(ii)(G) of the Exchange Act Rules. (As such, shares of all its subsidiaries, including the Fifth Third Bank, are included).

Item 4          Ownership

                This report relates to an aggregate of 5,417,489 shares of the Class A Common Stock of Fifth Third Bancorp, without par value. These shares are held in a total of 1008 separate fiduciary accounts maintained by the Trust Departments of the Fifth Third Bancorp subsidiaries. No one fiduciary account contains more than 5% of the outstanding shares of Fifth Third Bancorp.

                Note: Effective for shareholders of record on December 31, 1997.



                      *SEE INSTRUCTION BEFORE FILLING OUT!


                               Page 3 of 5 pages


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FIFTH THIRD BANCORP                                                  Page 4 of 5
316773100


         The following tabulation sets forth the shares with respect to which voting rights are held or shared and those shares as to which there is the power of disposal. It should be noted that the Ohio statutory and case law preclude voting of Bank subsidiary-held shares for Fifth Third Bancorp directors in certain instances and accordingly, creates the difference in voting rights as to the election of directors and other matters as shown by the following tabulation:

         (a)      Amount Beneficially Owned:

                  Fifth Third Bancorp subsidiaries have neither voting power nor dispositive power with respect to 6,373,117 shares of Fifth Third Bancorp stock. The remaining 5,417,489 shares of the outstanding stock held by Fifth Third Bancorp subsidiaries may be deemed beneficially held.

         (b)      Percentage of Class:

                  Fifth Third Bancorp - 3.49%

         (c) Number of Shares as to which Fifth Third Bancorp, through its subsidiaries, has:

                                                              For all matters,             For all matters
                                                              including                    other than
                                                              election of Directors        election of Directors

                   (i)     Sole power to vote
                           or to direct the vote                    2,688,044                738,175

                  (ii)     Shared Power to vote
                           or to direct the vote                        1,968                    -0-

                  (iii)    Sole Power to dispose
                           or to direct the
                           disposition of                           4,251,160                    -0-

                  (iv)     Shared power to dispose
                           or to direct the
                           disposition of                             791,404                    -0-

                      *SEE INSTRUCTION BEFORE FILLING OUT!


                               Page 4 of 5 pages


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FIFTH THIRD BANCORP                                                  Page 5 of 5
316773100

Item 5         Ownership of Five Percent or less of a Class.

               Fifth Third Bancorp holds beneficial rights with respect to less than 5% of the issuing stock.

Item 6         Ownership of More than Five Percent on Behalf of Another Person.

               Not Applicable

Item 7 Identification and Classification of the Subsidiary which acquired the Security being Reported on by the Parent Holding company.

               This report is being filed by Fifth Third Bancorp, the parent holding company of ten (10) entities holding beneficial ownership of the class of shares being described herein.


Item 8-9       Not Applicable

Item 10        Certification

         By signing below the undersigned certified that, to the best of its knowledge and belief, the securities referred to above were acquired in the ordinary course of business and were not acquired for the purpose of and do not have the effect of changing or influencing the control of the issuer of such securities and were not acquired in connection with or as a participant in any transaction having such purposes or effect.

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


                                     February 6, 1998
                                     ----------------
                                     Date

                                     FIFTH THIRD BANCORP


                                     By:   MICHAEL K. KEATING
                                        ---------------------


                                     Name: Michael K. Keating
                                     Title: Secretary


                               Page 5 of 5 pages